

**MINUTES OF
THE ANNUAL GENERAL MEETING
OF EQUINOR ASA
14 MAY 2025**

The annual general meeting of Equinor ASA was held on 14 May 2025 in Equinor Business Center, Forusbeen 50, 4035 Stavanger and via Lumi AGM for digital attendance.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company's auditor attended. Company secretary Alexander Terjesen recorded the minutes of the meeting.

The agenda was as follows:

1.   Opening of the annual general meeting by the chair of the corporate assembly
Nils Morten Huseby, chair of the corporate assembly, opened the meeting.

2.   Registration of represented shareholders and proxies
Overview of shareholders represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy, is attached in Appendix 1 to these minutes.

3.   Election of the chair of the meeting
The general meeting adopted the following resolution:

"Nils Morten Huseby, chair of the corporate assembly, is elected chair of the meeting."

4.   Approval of the notice and the agenda
The general meeting adopted the following resolution:

"The notice and proposed agenda are approved."

5.   Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

"Georg Fredrik Rabl and May-Kirsti Enger are elected to co-sign the minutes together with the chair of the meeting."

6.   Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2024, including the board of directors' proposal for distribution of fourth quarter 2024 dividend
The chair of the meeting informed the general meeting that the annual report and accounts and the auditor's report have been made available on the company's website.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The annual accounts and the annual report for 2024 for Equinor ASA and the Equinor group are approved, including group contributions from Equinor ASA to subsidiaries as described in the annual accounts. A fourth quarter 2024 dividend of USD 0.37 per share is approved to be distributed."

www.equinor.com



7. **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2024**

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2024, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

The authorisation is valid until the next annual general meeting, but no later than 30 June 2026."

8. **Energy transition plan 2025**

Jon Erik Reinhardsen, chair of the board of directors, presented the company's energy transition plan.

The chair of the meeting read the following statement on behalf of the Ministry of Trade, Industry and Fisheries:

"The State as owner is positive to the company presenting an updated energy transition plan. It gives owners and the general public access to essential information about how the company manages climate-related impacts, risks and opportunities.

The State as owner refers to the company's statement that since they published their original Energy Transition Plan in 2022, technological advances, geopolitical tensions and macroeconomic instability have affected the pace of the global energy transition, and that this has affected Equinor's ability to scale renewables and low-carbon solutions in a profitable way, and that progress has been slower than expected.

The State as owner refers to the company's statement that some of their medium-term ambitions have been adjusted, but that they are still dedicated to long-term value creation in support of the goals of the Paris Agreement. The State understands the company's needs to adapt to changed market conditions; cf., inter alia, the State's goal as owner, which is the highest possible return over time in a sustainable manner; St. 6 (2022–2023) Greener and more active state ownership (White Paper on Ownership). As a long-term owner, the State finds its important that the companies' long-term value creation supports the goals of the Paris Agreement, cf. the State's expectations of companies in which the State owns shares as set out in the White Paper on Ownership. It is the board's responsibility to manage the company, including setting the company's strategy, cf. the division of roles between the owner, the board of directors and the general manager as set out in company law, as well as generally recognised corporate governance principles and standards. It is also the board's responsibility to assess how the company should prioritise and work on the various areas and to follow up on the work."

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting supports the company's energy transition plan"



9. **Proposal from shareholder that Equinor shall discontinue the wind power business and decommission all wind power plants**
Shareholder Roald Skjoldheim had proposed that the company should immediately discontinue the wind power business and decommission all wind power plants.

The shareholder´s proposal was not adopted.

10. **Proposal from shareholder that Equinor shall withdraw from all offshore wind projects and that all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee**
Shareholder Tom Jacob Dybwad had proposed that the company should withdraw from all offshore wind projects and that all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee.

The shareholder´s proposal was not adopted.

11. **Proposal from shareholder that Equinor shall review work locations and work operations to ensure that any potentially hazardous conditions are identified**
Shareholder Idar Herland had proposed that Equinor should review work locations and work operations to ensure that any potentially hazardous conditions are identified.

The shareholder´s proposal was not adopted.

12. **Proposal from shareholders that Equinor shall present a plan for how the company will reach the Paris Agreement goals and net-zero emissions by 2050 and terminate all overseas oil and gas projects**
Shareholders Bente Marie Bakke, Gro Nylander, Guttorm Grundt and Even Bakke had proposed that the company should present a plan for how the company will reach the Paris Agreement goals and net-zero emissions by 2050 and terminate all overseas oil and gas projects.

The shareholders´ proposal was not adopted.

13. **Proposal from shareholder that Equinor shall separate the renewable energy part of the company and invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure**
Shareholders Even Bakke and Guttorm Grundt had proposed that the company **should** separate the renewable energy part of the company and invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure.

The shareholders´ proposal was not adopted.

14. **Proposal from shareholder that Equinor shall renew their green aims, avoid further international investment in oil and gas and donate billions to Ukraine**
Shareholder Gro Nylander had proposed that the company should renew their green aims, avoid further international investment in oil and gas and donate billions to Ukraine.

The shareholder´s proposal was not adopted.

15. **Proposal from shareholder that Equinor shall gradually divest from all international operations**
Shareholder Ivar Sætre had proposed that the company should gradually divest from all international operations.

The shareholder´s proposal was not adopted.

www.equinor.com



16. **Proposal from shareholder that Equinor shall review its guidelines and procedures for human rights due diligence assessments**
Shareholder Greenpeace had proposed that the company should review its guidelines and procedures for human rights due diligence assessments.

The shareholder's proposal was not adopted.

17. **Proposal from shareholder that Equinor shall identify and manage risks and possibilities regarding climate and integrate these in the company's strategy**
Shareholder WWF had proposed that the company should identify and manage risks and possibilities regarding climate and integrate these in the company's strategy.

The shareholder's proposal was not adopted.

18. **Proposal from shareholders that the board of directors of Equinor shall assess if the company's planned increase in oil and gas production is consistent with the majority shareholder expectations**
Shareholders ACCR, Sampension and Folksam had proposed that the company should assess if the company's planned increase in oil and gas production is consistent with the majority shareholder expectations.

The shareholders' proposal was not adopted.

19. **The board of directors' report on Corporate Governance**
Jon Erik Reinhardsen, chair of the board of directors, presented the board's report on Corporate Governance.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting endorses the board of directors' report on Corporate Governance for 2024."

20. **The board of directors' report for salary and other remuneration for leading personnel**
Jon Erik Reinhardsen, chair of the board of directors, presented the board's report for salary and other remuneration for leading personnel.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting endorses the board of directors' 2024 Remuneration report."

21. **Approval of remuneration for the company's external auditor for 2024**
The general meeting adopted the following resolution:

"Remuneration to the auditor for 2024 of NOK 55,611,228 for Equinor ASA is approved."

22. **Election of member to the corporate assembly**
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"Berit L. Henriksen is elected as member of Equinor ASA's corporate assembly effective from 1 June 2025 and until the annual general meeting in 2026."



23. **Determination of remuneration for the corporate assembly members**

In accordance with the proposal from the nomination committee, the general meeting adopted the *following resolution:*

"The remuneration to the corporate assembly is adjusted effective from 15 May 2025 as follows:

	From	To
Chair	*NOK 151,200/annually*	*NOK 160,000/annually*
Deputy chair	*NOK 79,750/annually*	*NOK 84,300/annually*
Members	*NOK 56,000/annually*	*NOK 59,200/annually*
Deputy members	*NOK 8,070/meeting*	*NOK 8,530/meeting"*

24. **Election of member to the nomination committee**

In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"Karl C. W. Mathisen is elected as member of Equinor ASA´s nomination committee effective from 1 June 2025 and until the annual general meeting in 2026."

25. **Determination of remuneration for the nomination committee members**

In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is adjusted effective from 15 May 2024 as follows:

	From	To
Chair	*NOK 15,000/meeting*	*NOK 15,900/meeting*
Members	*NOK 11,130/meeting*	*NOK 11,800/meeting"*

26. **Authorisation to acquire Equinor shares in the market to continue operation of the company´s share-based incentive plans**

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 36,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group´s share-based incentive plans, including the long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2026. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company´s share-based incentive plans for employees granted by the annual general meeting on 14 May 2024."



27. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 589,934,295 from NOK 6,981,953,075.00 to NOK 6,392,018,780.00. Of the total capital reduction amount:

(i)   NOK 194,678,317.50 will be used to cancel 77,871,327 own shares, and

(ii)   NOK 395,255,977.50 will be used to redeem and cancel 158,102,391 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK42,938,907,775.65, with a deduction for fourth quarter 2024 dividend of USD 0.37 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:

"The share capital of the company is NOK 6,392,018,780.00 divided into 2,556,807,512 shares of NOK 2.50 each.""

28. Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 210 million.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2026."

* * * * *



There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 14 May 2025

[Signed]   [Signed]   [Signed]
Nils Morten Huseby   Georg Fredrik Rabl   May-Kirsti Enger

Appendix 1: Overview of shares represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy,

Appendix 2: The voting results for the individual items.

www.equinor.com

Vedlegg 1 / Appendix 1: Fremmøtte aksjonærer / Shareholders present

Totalt representert /Attendance Summary Report
Equinor ASA
Generalforsamling / AGM
14 May 2025

Antall personer deltakende i møtet /Registered Attendees:	**54**
Totalt stemmeberettiget aksjer representert/ Total Votes Represented:	**2 384 697 241**
Totalt antall kontoer representert /Total Accounts Represented:	**46**
Totalt stemmeberettiget aksjer /Total Voting Capital:	**2 706 635 178**
% Totalt representert stemmeberettiget /% Total Voting Capital Represented:	**88,11 %**
Totalt antall utstede aksjer / Total Capital:	**2 792 781 230**
% Totalt representert av aksjekapitalen / % Total Capital Represented:	**85,39 %**
Selskapets egne aksjer / Company Own Shares:	**86 146 052**

Sub Total:	**54**	**2 384 697 241**

Kapasitet / Capacity	**Registrerte Deltakere / Registered Attendees**	**Registrerte Stemmer / Registered Votes**	**Kontoer / Accounts**
Aksjonær / Shareholder (web)	44	1 871 224 614	44
Fullmektig / 3rd Party Proxy (web)	1	331	2
Gjest / Guest (web)	8	0	0
Forhåndsstemmer / Advance votes	0	512 664 765	95 806
Styrets leder med fullmakt / COB with Proxy	1	781 704	374
Styrets leder med instruksjoner / COB with instructions	0	25 827	33

Freddy Hermansen
DNB Bank ASA
Issuer services

Vedlegg / Appendix 2: Stemmeoversikt / Voting overview

Equinor ASA GENERALFORSAMLING / AGM 14 mai 2025

Som registreringsansvarlig for avstemmingen på generalforsamlingen for aksjonærene
i selskapet avholdt den 14 mai 2025, BEKREFTES HERVED at resultatet av avstemmingen
er korrekt angitt som følger:-

/

As scrutineer appointed for the purpose of the Poll taken at the General Meeting of the Members of the Company held
on 14 mai 2025, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

Totalt antall stemmeberettigede aksjer / Issued voting shares: 2 706 635 178

	STEMMER / VOTES FOR	%	STEMMER / VOTES MOT / AGAINST	%	STEMMER / VOTES AVSTÅR / WITHHELD	STEMMER TOTALT / VOTES TOTAL	% AV STEMME-BERETTIG KAPITAL AVGITT STEMME / % ISSUED VOTING SHARES VOTED	IKKE AVGITT STEMME I MØTET / NO VOTES IN MEETING
3	2 383 436 237	100,00	105 657	0,00	1 150 906	2 384 692 800	88,11 %	4 441
4	2 383 454 149	100,00	79 543	0,00	1 157 204	2 384 690 896	88,11 %	6 345
5	2 383 506 403	100,00	62 045	0,00	1 138 952	2 384 707 400	88,11 %	3 236
6	2 376 753 792	99,73	6 410 279	0,27	1 530 839	2 384 694 910	88,11 %	2 340
7	2 383 613 212	100,00	50 372	0,00	1 029 594	2 384 693 178	88,11 %	4 063
8	2 238 487 922	95,65	101 724 905	4,35	44 478 652	2 384 691 479	88,11 %	5 762
9	3 320 640	0,14	2 379 191 546	99,86	2 182 891	2 384 695 077	88,11 %	2 164
10	3 305 797	0,14	2 379 220 719	99,86	2 168 561	2 384 695 077	88,11 %	2 164
11	28 031 394	1,18	2 349 986 393	98,82	6 677 290	2 384 695 077	88,11 %	2 164
12	15 290 006	0,64	2 366 458 658	99,36	2 946 238	2 384 694 902	88,11 %	2 340
13	2 823 995	0,12	2 378 362 697	99,88	3 508 385	2 384 695 077	88,11 %	2 164
14	4 581 116	0,19	2 376 566 626	99,81	3 547 156	2 384 694 898	88,11 %	2 343
15	2 279 502	0,10	2 380 230 220	99,90	2 185 366	2 384 695 088	88,11 %	2 153
16	82 894 818	3,48	2 297 076 553	96,52	4 723 706	2 384 695 077	88,11 %	2 164
17	91 930 592	3,86	2 289 618 098	96,14	3 146 387	2 384 695 077	88,11 %	2 164
18	85 011 329	3,59	2 281 744 792	96,41	17 938 956	2 384 695 077	88,11 %	2 164
19	2 383 148 435	99,98	360 508	0,02	1 185 999	2 384 694 942	88,11 %	2 299
20	2 148 159 432	90,15	234 582 747	9,85	1 952 898	2 384 695 077	88,11 %	2 164
21	2 382 306 344	99,95	1 227 766	0,05	1 160 747	2 384 694 857	88,11 %	2 384
22	2 383 067 038	99,98	423 280	0,02	1 204 539	2 384 694 857	88,11 %	2 384
23	2 382 982 327	99,98	467 029	0,02	1 245 501	2 384 694 857	88,11 %	2 384
24	2 382 234 471	99,95	1 246 647	0,05	1 213 739	2 384 694 857	88,11 %	2 384
25	2 383 084 668	99,99	307 813	0,01	1 302 376	2 384 694 857	88,11 %	2 384
26	2 236 421 275	93,83	147 170 216	6,17	1 103 531	2 384 695 022	88,11 %	2 219
27	2 383 400 228	99,99	159 293	0,01	1 134 827	2 384 694 348	88,11 %	2 893
28	2 383 254 706	99,99	314 076	0,01	1 126 240	2 384 695 022	88,11 %	2 219

Freddy Hermansen
DNB Bank ASA
Issuer services